EAGLE PROTECT, PBC

A Delaware Public Benefit Corporation

BUSINESS DESCRIPTION AND PLAN

2018 Offering of Revenue-Share Promissory Notes

Under Regulation Crowdfunding

(the Offering)

INTRODUCTION AND HISTORY

Eagle Protect, PBC is a Delaware public benefit corporation ("**Eagle US," "we," "us", "our"**) that supplies disposable gloves and disposable protective clothing to the food industry across the US. Eagle US is not just any supplier. It is on a mission to sell products that meet the highest standard for environmental sustainability, food safety, and supply chain transparency. We offer US food businesses—manufacture, processing, retail and service—the opportunity to reduce their impact on the environment and purchase disposable gloves and clothing that are safe and ethically made.

Eagle US is wholly owned by Eagle Direct Limited ("**Eagle NZ**"), a New Zealand limited company that was founded in 2006 and has become a leading supplier of disposable gloves and protective clothing to the medical, dental, and food service industry in NZ. The New Zealand company supplies between 70% and 80% of that country's primary food sector. Together, Eagle NZ and Eagle US are the **"Eagle Group."**

All the proceeds of this Offering will go to Eagle US.

Eagle NZ has been innovating practices for social and environmental good since 2006. In 2012, Eagle NZ became the first certified B Corp in its industry and just three years later was honored with the global Building the Movement Award at the Annual B Corp Retreat. In 2015, Eagle NZ's B Corp certification was extended to include Eagle US. In 2017, the Eagle Group became the first company in its industry to be certified as Child Labor Free (CLF). For more information on the Eagle Group's social and environmental impact, please see the 2017 Sustainability Report attached.

Steve Ardagh, the founder of Eagle NZ, and his family relocated to California in 2016 to found Eagle US, building on the experience and success of Eagle NZ: both financially and in social and environmental impact.

Since its inception in 2016, Eagle US's annual revenue has grown significantly. Our August 2018 revenue was $182,000 approximately. If we are able to maintain monthly revenue at that level, our annual revenue will be approximately $2.18 million.

And since then, we have been putting our three core values of Sustainability, Health & Food Safety, and Supply Chain Transparency into action.

IMPACT STRATEGY

Health & Food Safety

Every day 8 people in the US will die from FBI. That is 3,000 every year. 48 million Americans get sick and 128,000 are hospitalized every year. According to our analysis of CDC, FDA and USDA data, gloves are implicated in 15-18% of FBIs.

The only legal food safety requirement for gloves in the US is that they comply with FDA regulations, which require that gloves they consist of "substances generally recognized as safe for use in food or food packaging." There are no legal guidelines for pinholes or defects that could result in FBI.

Vinyl gloves are often used in the US. This type of glove has been banned or discontinued in many countries for food safety and health concerns. Several of the potential components of vinyl gloves are listed in California's Proposition 65 as causing cancer and other conditions. Additionally, according to our research, vinyl gloves' permeability makes them an ineffective barrier to pathogens. As of 2018, we discontinued sale of vinyl gloves because we believed we could not in good faith recommend them to our customers as a food-safe and sustainably sound option.

Our gloves range is nitrile, with tested unique surface characteristics similar to Teflon®, which can reduce cross-contamination potential by three-fold, including by pathogens like Norovirus, E.coli, Hepatitis A, and Listeria monocytogenes.

Our gloves meet medical examination grade specifications. We believe the gloves that prevent FBI should be the same as those that treat it.

We are working closely with internationally recognized food and safety expert and microbiologist Barry Michaels on developing the ideal glove for food safety use while also keeping the improved environmental impact.

We have, with Michaels, adopted a multi-stage Fingerprint Program for our glove products to reduce the risks associated with physical, chemical, and microbiological hazards in food environments. The program consists of number of proprietary risk reduction steps including use of targeted third-party testing to verify glove structural integrity, chemical signature, surface transfer optimization, dermal compatibility, and specifically proscribed and prescribed microbial limits for both the inside (skin contact) and outside (food contact) of gloves.

We believe that by preventing FBI, our gloves can save lives.

Sustainability

Every day 330 million gloves are thrown away—an average of 228,000 every minute. Vinyl gloves are widely used, and they are heavy and environmentally poor, with up to 50% failing on donning due to their brittle PVC content, leading to increased waste and disposal. By changing out heavier vinyl gloves to a high-quality light nitrile glove we are able to save considerable glove waste. As well as saving glove and packaging waste, there are also savings in related carbon emissions and water usage.

Based on data from our work with customers, we believe that if all gloves used were our gloves, we could save over 5 billion gloves from being used and up to 128 million pounds of glove and related waste every year. We believe that this would also mean that 12,500 20ft sea containers would *not* have to be shipped around the world. We estimate that this could result in a savings of 320 million gallons of water and 12,000 MT of emissions.

Supply Chain Transparency

In 2015, the British Medical Association conducted a survey of the disposable glove manufacturing business worldwide. In its report it stated:

"(The investigation) revealed endemic and serious labor rights abuse of workers in factories… This includes both factories manufacturing for small-scale medical glove suppliers, and those manufacturing for major international brands. The manufacture of disposable medical gloves is at high risk for labor rights abuse."

The Eagle Group's factories are Child Labor Free (CLF) certified through independent audits, the only company of its type to have this designation. All our factories are visited regularly by our staff and are audited through our Supplier Code of Conduct, which measures labor conditions, environmental impact and quality control.

We use our Fingerprint Check Program to reduce chemical threats to workers in factories producing gloves and to the wearers of gloves.

For more information on the Eagle Group's social and environmental impact, please see the 2017 Sustainability Report attached.

MARKET SECTORS

Eagle Protect is focused on these following market sectors in the US where we believe there is considerable opportunity for growth.

Food Retail

There over 38,000 supermarkets in the US. Gloves are used in both front of house RTE (Ready to Eat) areas and back of house butchery, delicatessen, fish and bakery areas.

By our calculation the average supermarket location will use 800,000 disposable gloves per year making this total market in excess of 30 billion gloves alone. The predominant glove used in these areas is a cheap vinyl glove with potential health risks as described in "Health & Food Safety" above. Eagle US has presented science-backed trials to retailers who have then switched from vinyl gloves to our nitrile gloves.

One of these companies is the largest membership big-box food retailer in the US. The switch saved the company over 1.2 million pounds of glove and related waste per year by using a lighter stronger glove. The company had been using a vinyl glove weighing 4.8g per glove—we replaced it with a 3g nitrile glove.

Food Service

The US has many and varied fast food and convenience store outlets. Major FBI outbreaks have occurred recently in some very prominent food chains. Our work has shown that gloves are implicated in 15-18% of recorded FBI's. Given the recent FBI outbreaks, there may be increased demand for gloves like ours that can increase food safety.

Food Processing/Manufacturing

The meat, seafood, dairy and other primary industry are our bread and butter. We have introduced the New Zealand way into many processing plants in the US including Cargill Meats (part of the largest private Company in the world), Harris Ranch Beef, Fishpeople Seafood, Old Trapper, Vermont Packinghouse and many more. Our research shows that our gloves can keep these businesses, their staff and customers safer as well as saving them considerable waste due to better product choice and process.

Campus Facilities

The US has around 5,300 colleges and universities as well as many campuses for tech and similar companies. Eagle Protect currently supplies some of these institutions. We have found these campuses are aware of environmental and supply chain concerns and are willing to purchase products that can help address these.

Organic/Natural Foods

Eagle US is focused on becoming the preferred supplier to natural foods and organic processors and food service. Our values of transparent sourcing, clean and safe products align us well with these sectors.

PRODUCTS

Eagle US supplies a range of disposable gloves and clothing to the food processing and food service industry, including but not limited to:

* Nitrile Gloves - Powder-free

* Several styles that suit different industries and applications.

* PE Sleeves

* PE Clothing - Sleeved Smocks, Smocks and Aprons

* Headgear - Bouffant and Clip Hats and Balaclavas

* Beard Covers

* Overshoes

* Other non-woven clothing options - Visitor Kits, etc.

COMPETITION

Our market research shows a desire from customers for greater transparency and understanding of all products used in the supply chain. We believe that people want to know where their products come from, what has touched them, and their impact on the environment and that people want companies to do the right thing and be honest and open. There are examples in the US marketplace from companies such Unilever, Danone, and others that show that doing good is good for business. For instance, Unilever reports that 60% of growth now comes from their Sustainable Living Brands portfolio.

The disposable glove and clothing marketplace is competitive. But we believe that our focus on social and environmental impact, accompanied by research, clear standards, and investment in our people makes us stand out.

The Eagle Group is the only B Corp and the only CLF certified company in this business sector.

MARKETING AND SALES

Eagle US's marketing team is focused on educational media, social media, and trade show activities as well as direct and telephone sales outreach.

We have over 11,000 prospective purchasers in our Hubspot database including food safety, sustainability and procurement contacts. We personally approach this contacts to arrange consultation and appraise interest.

Kyle Geary, the Eagle Group's Sales Manager based in New Zealand, is responsible for growing the Meat/Protein Sector in the US. He visits the US on a 4-6-week rotation and has succeeded in acquiring Cargill Meat, Harris Ranch Beef and Bob Evans as customers who purchase a range of gloves and clothing.

We have also leveraged our B Corp Certification to develop a base of B Corp clients including Hog Island Oyster Co., Fishpeople Seafood, Sencha Naturals, Jeni's Ice Creams and many others.

We are in communication with many of the largest US food sector brands, including Walmart, Kroger, Danone and many others. Most are actively pursuing Blockchain traceability for their food products. The next requirement will be knowing where the products that touch the food (like gloves) comes from, and where it has traveled in its lifetime.



See "Financial Condition" included in our Form C offering statement and our 2017 and 2018 reviewed financials filed with our Form C for more information.

SOCIAL AND ENVIRONMENTAL IMPACT GOALS

We are committed to the three of the 12 UN Sustainable Development Goals (SDG):

Good Health & Well-Being

Decent Work & Economic Growth, and

Responsible Consumption & Production

We have been working toward those SDGs through the practices described in "Impact Strategy" above. We plan to continue to work toward these SDGs in the following ways:

SDG 3: Good Health & Well-Being

How we can contribute to SDG 3:

* Our ongoing scientific research into the cross-contamination potential of disposable gloves.

* Our nitrile gloves have been shown in scientific evaluation to reduce the cross-contamination risk of pathogens such as Norovirus, E.coli, Hepatitis A, and Listeria monocytogenes.

Eagle SDG 3 Goals:

* Continue our scientific research into the cross-contamination potential of disposable gloves.

* Through the use of quality nitrile gloves, by 2022, reduce the annual impact of foodborne illness by 225 deaths and 9,600 hospitalizations.

SDG 8: Decent Work & Economic Growth

How we can contribute to SDG 8:

* We are Child Labor Free (CLF) certified to manufacturing level for a specific range of products through independent audits

* Our Supplier Code of Conduct measures labor conditions, environmental impact and quality control.

* We strive for full supply chain transparency to assess our product's whole life cycle.

* Fingerprint Check and verification of gloves to reduce chemical threats to factory workers or migration to glove wearers.

Eagle SDG 8 Goals:

* Identify any negative work or economic effects on those involved in the supply chain, and provide solutions to address and measure these.

* Increase number of CLF certified factories by increasing business.

SDG 12: Responsible Consumption & Production

How we can contribute to SDG 12:

* Review of glove type, dispensing and processes to reduce glove consumption.

* By swapping customers from vinyl and thicker, poorer quality latex and nitrile gloves to thinner and better engineered nitrile gloves.

* Work with glove manufacturers to continually improve manufacturing standards and raw material formulation used during production to produce stronger yet thinner gloves.

Eagle SDG 12 Goals

* Reduce glove and packaging waste by 20% through reduced glove usage (better quality, less failure) and corresponding disposal waste.

* Provide our customers with personalized environmental impact savings focusing on waste and disposal, water and CO_2.

* Develop recycling initiatives.

* Continue our leadership in the sustainable community and dedication to the B Corp certification.

For more information on the Eagle Group's social and environmental impact, please see the 2017 Sustainability Report attached.

RESEARCH AND DEVELOPMENT

We are exploring opportunities to supply to vertical farmers in buildings where cleanliness of the gloves is critical to prevent introducing pathogens to this closed ecosystem.

We are reviewing opportunities to recycle our products using new plants that are able to process contaminated plastics. This review involves evaluating the costs—both environmental and economic—of recycling operations so those costs do not negate the benefit.

MEDIA COVERAGE

Several media outlets have featured our focus on Sustainability, Supply Chain Transparency, and Health & Food Safety, including our decision in2017 to stop supplying vinyl gloves.

For example:

https://www.foodqualityandsafety.com/article/disposable-gloves-food-safe/

https://www.foodsafetynews.com/2018/01/company-stops-selling-vinyl-gloves-cites-food-safety-risks/#.WvxbwdMvywx

http://info.eagleprotect.com/Eagle-Nitrile-Like-Teflon-Reduce-Listeria-Risk

https://www.sustainablebrands.com/news_and_views/waste_not/stephen_ardagh/how_us_food_industry_can_divert_65m_lbs_glove_packaging_wast

OUR PEOPLE

Attracting and retaining the best talent is key to the Eagle Group's success. At the end of 2017 there were 16 Eagles globally including staff in New Zealand, Canada and the US. The average length of tenure at Eagle NZ has been over 5 years, with a retention rate of 93%. Eagle US has implemented the same personnel and work culture practices that Eagle NZ has used.

As a B Corp, we know that in order to "be the change we wish to see in the world," first and foremost we must start with our relationships with others and a commitment to creating an environment and culture where our people are excited about coming to work.

Our mission to improve the products and services that protect people would not be possible without a passionate and dedicated team. We strive to create and sustain a supportive, positive workplace where our people feel valued, inspired and motivated to excel.

We offer workplace flexibility and remote working where practicable.

Development - Forever Learning

Investing in our people's skills and capabilities is a key component of building an innovative and sustainable business. Our people are our biggest asset, and the ability of the Eagle Group to achieve our strategic goals relies in part on the professionalism, knowledge and drive to succeed which we foster with support for ongoing professional development.

Eagle US Team

Steve Ardagh - Co-Founder, President & CEO

Lynda Ronaldson - Co-Founder, Vice President Marketing

Barry Michaels - Microbiologist, Research Director - Barry Michaels Group LLC

Kyle Geary - Sales Manager

Brian Fetzer - Account Manager

Sarah Berry - Marketing Star

Taylor Ilacqua - Administration/Operations Manager

Kimberly Barnett-Burton - Sales & Marketing Associate

USE OF FUNDS

Based on current marketing activity and forecasts we see the funds being allocated in approximately the following manner. Conditions and market developments may mean changes will be made to the allocations.

USE OF FUNDS	MIN	MID	MAX
TOTAL RAISE	**$100,000**	**$550,000**	**$1,070,000**
Inventory (incl. shipping, warehousing, etc.)	$100,000	$250,000	$450,000
Staff Hire – Sales – in-house/customer support	0	$120,000	$250,000
Staff Hire – Logistics/Operations	0	$120,000	$180,000
Additional Trade Shows/Marketing	0	$60,000	$75,000
Research & Development – Recycling	0	0	$65,000
Research & Development – New Products	0	0	$50,000

IMPACT SUMMARY

Every minute in the US over 100,000 people put on disposable gloves. Just as many take them off and dispose of them—every single minute, 24/7, 365 days a year! In the food sector alone 30 billion gloves are used every year in the US.

Through our research-based products and process we believe we could save over 5 billion gloves every year from being used—saving millions of pounds of waste, emissions, and water. The opportunity for impact is significant and the change is simple.

We see the glove industry as stagnant, unimaginative and even complicit in environmental damage, associated food safety risks, and worker abuses.

We have the intention to and, we believe, the research, people, supply chain, drive, and imagination to assist the food industry in the US be safer, transparent and environmentally aware.



Protection for a busy, dirty 🌍.

Sustainability
Report 2017



[SUPPLYING SINGLE-USE CONSUMABLES RESPONSIBLY]

Introduction

 Once upon a time there was a small New Zealand company that sold a few disposable gloves, aprons, overshoes and the like to the world's most advanced food production and processing country in the world. The goals were simple - run a good business, create opportunity for all involved and change the way people think about business and the products we were selling.

In 2012 we became the first B Corp Certified business in New Zealand. Re-Certified since two more times and are still the only B Corp Certified business in this space. The reason we are alone is because it is hard, very hard, to achieve this certification in our type of business - it is a testament to the resolve of our team that we have managed to recertify and improve each time.

Eagle Protect is now a Global Influence in the supply of disposable gloves and clothing to the food sector in the US, and Food and Medical Sectors in New Zealand. We have initiated ground breaking research that is now, and will in the future keep people safer and better protected in whatever industry they operate in using our products.

We have forged strong and ongoing relationships with factories in Malaysia, Thailand, China, Taiwan and Europe. They understand and value our approach of producing great products for a fair price, to sell to companies that care enough about what they do, and care about the gloves and clothing they choose, and where they are produced.

Eagle Protect has a long view of where we would like to be, and progress is positive. Slowly but surely our message is being heard, accepted and acted upon by many great companies throughout our markets, that we now call customers, friends and allies on our journey.

We have recently revised and updated our company goals to align with the UN Sustainable Development Goals - as you will see detailed in the following report. These goals are designed to be led by Eagle, and achieved by us and anyone else in our industry we can align with, ultimately to save lives, improve environmental outcomes and define a better value for all those involved in our supply chain.

As insignificant and as seldom thought of our products may be - the numbers present a massive opportunity for improvement and impact. Every year 300 Billion Gloves are produced and 60% of these end up in the markets we serve. If we can tell, and sell our story to just a small percentage of these users we have the potential to save globally significant waste, greenhouse gas and water as well as make life better for the many thousands of people involved in the supply chain.

If we ever feel small and ineffective we remind ourselves of the quote by the Dalai Lama about size and effect... "If you think you are too small to make a difference, try sleeping with a mosquito."

At the same time we remember to soar like the Eagle in our name and be proud of our company and what great business can be and achieve.

Thank you for taking the time to read this report and taking an interest in our company. We have an awesome team that love what we do and look forward to the next exciting chapter in the growth of a sustainable, profitable and exciting business! Thanks to the whole Eagle team for being prepared to risk being awesome! **"**

- Steve Ardagh, Founder & CEO

Table of Contents



Who We Are

Founded in Christchurch New Zealand, The Eagle Group source and distribute single use disposable consumables for the food processing and handling, medical, automotive and cleaning sectors. In a nutshell, we move a lot of disposable gloves and other protective wear that cover and protect people and products. Since 2006 our mission has been to change the way people think about single-use disposable consumables. For us, getting that right creates real opportunities for everyone we come in contact with. Our end users work hard at sourcing and creating their products and we can help by making the handling of them a lot safer, more sustainable, and maybe a little more fun too...

Our excellent supply contacts, experience and expertise combined with unmatched customer service has ensured that Eagle is a major supplier of disposable gloves and clothing in the New Zealand market, and now supplying across the United States from our California offices.

Core Values

At Eagle we appreciate that life is busy, disposable products are not exactly glamorous, and our customers have many other important things to think about than deciding which gloves they should order.

It is however what we are passionate about! We want using protective wear to be simple, sustainable, and safe for all, and we work hard to foster a team culture that seeks to 'Make it Easy' for everyone involved - while having fun and making positive contributions to people and planet at the same time.

Our Mission

To become a global leader in the supply of design led disposable consumables. Leading innovation, culture, community return and profitability, while providing ongoing and improving protection for our busy, dirty world.

To create opportunity and change the way you think, for all those with whom we come in contact: staff, customers, suppliers and everyone in between!

We are guided by our Core Values:


be curious.
be elegant.
have fun with it!
be easy to deal with.
possess a steadfast intolerance to Mediocrity.
build open and honest Relationships.
there is no "I" in team.
forever learning
deliver Awesome service.
live long and prosper.
hugh

B Corporation

What is a B Corp?
Certified B Corporations are for-profit companies that have been certified by the non-profit B Lab to have met rigorous standards of social and environmental performance, accountability, and transparency. B Corp is similar to Fair Trade certification for coffee, but is company wide. Today, there is a growing community of more than 2400 Certified B Corps from over 50 countries and more than 130 industries working together toward 1 unifying goal: to redefine success in business.

Why do B Corps matter?
Certified B Corps are leading a global movement to build a more inclusive economy and redefine what good business is. By voluntarily meeting higher standards of transparency, accountability and performance, B Corps are distinguishing themselves in a cluttered marketplace by redefining success in business and building a collective voice.

Why did Eagle become certified?
Eagle was the first New Zealand company to become B Corp certified in 2012 as the values behind the B Corp movement aligned with those of the company, with who we are and aspire to become.
Sustainable business to us is about people, planet, profit, and purpose – the quadruple bottom line. B Corp certification assesses the impact a company has in these areas, and with a biennially renewing certification tool, ensures that companies holding the certification are always striving to improve their score and positive impact.

What makes us a better company?

B Impact Report

Certified since: November 2012

Summary:	Company Score	Median Score*
Environment	22	7
Workers	27	18
Customers	1	N/A
Community	25	17
Governance	10	6
Overall B Score	**84**	**55**

80 out of 200 is eligible for certification
*Of all businesses that have completed the B Impact Assessment
*Median scores will not add up to overall

Recertification
In order to maintain B Corp certification, each company must undergo a reassessment every two years, using a third party standard, The B Impact Assessment (BIA). Impact is assessed by the non profit B Lab, with new versions of the BIA released regularly to keep pace with trends in measurement and best practice.

In 2012, Eagle became the founding B Corporation in New Zealand and achieved a score of 80/200. In 2016 we recertified for a third consecutive term, with a score of 84. While we did not meet our 2015 goal of reaching 90 certification points, we are proud to have again passed this rigorous assessment of all aspects of Eagle, which shows our commitment to walking our talk in terms of accountability, transparency, and doing business for good, not just for profit.



Certified
B
Corporation®

For more information on B Corporations and how the certification process works visit www.bcorporation.net

Statement of Responsibility

Wherever possible Eagle works without waste. We print paper catalogues only when necessary, and refine our packaging to reduce waste. We are always looking for opportunities to minimise the resources needed to run our business.

We recognise that the labour and environmental conditions in many countries from where we source products are below New Zealand and US standards. So, we incorporate product quality, staff conditions and environmental impact factors when deciding on a supplier. While they may not match our domestic standards, they will be at the leading edge of their country and we will strive to work with our suppliers to continually improve standards across all areas.

We value diversity in the workplace and we intend to become a visible presence in the communities where our products are sold. A key Eagle goal is 'creating opportunity'. We recognise the potential in all people and we offer opportunity for growth and advancement for our staff and customers as well as the communities in which we are involved.

Our Approach

Transparency is important to us. We believe in what we do, and want to share our passion for purposeful business with our stakeholders and wider community. Producing a Sustainability Report is a good platform for reporting on our wins and losses which go beyond the financial bottom line, and allows us to measure and build on our social and environmental outcomes.

Guidance for our reporting comes from the B Impact Assessment framework which is used to assess all B Corporations on their impact. We also look to the Sustainable Development Goals (SDGs) set by the United Nations in 2015 for alignment of our commitment towards building a sustainable future for our planet.

This report is based around four main impact areas – our products and suppliers, our environment, our people, and our community. As a formal report was not issued in 2016, this report is for the 2017 calendar year and contains data for 2016 where applicable.



 [SUPPLYING SINGLE-USE CONSUMABLES RESPONSIBLY]

UN Sustainable Development Goals

  

In 2015 the United Nations adopted 17 global Sustainable Development Goals (SDGs) as part of the 2030 Agenda for Sustainable Development. The goals and associated targets are calls to take action to end poverty and hunger, protect the planet from degradation and climate change, and ensure all humans can enjoy prosperous and peaceful lives in inclusive societies[1]. Covering social, environmental and economic challenges, all countries and all stakeholders are urged to take part to achieve the goals by 2030. New Zealand is a signatory to the SDGs.

Recognising the impacts (both positive and negative) of our business on the planet is key to meaningful alignment with and action toward the SDGs and associated targets. Our initial aim in 2017 has been to identify and prioritise the SDGs that most directly relate to our work and align with our strategic goals.

We see alignment with the SDGs as an evolving process and will review our targets over time and make adjustments as needed.

Eagle have initially selected goals where the business can have a significant impact especially in the field of Good Health and Well-Being. As Eagle grows and influence and impact increases, then our aim will be to add additional goals without diluting the focus on the three key goals below.

Our focus into 2018 is therefore on the steps we can take to address Good Health and Well-being (SDG 3), Decent work and Economic Growth (SDG 8) and Responsible Production and Consumption (SDG12). Eagle's alignment with these goals includes the following commitments:



SDG 3: GOOD HEALTH & WELL-BEING
Target 3.9: By 2030, substantially reduce the number of deaths and illnesses from hazardous chemicals and air, water and soil pollution and contamination.
3.9.3 Mortality rate attributed to unintentional poisoning

CURRENT GLOVE INDUSTRY ISSUES
Glove cross-contamination is a global issue and has been implicated as a contributory cause in over 15% of (foodborne) outbreaks investigated. The annual cost of illness due to foodborne outbreaks in the United States is estimated to be $77.7 billion.

Infection control management systems play an important area within the food and medical industries to minimise the risk of cross-contamination and pathogen infection. It is reported 10% of NZ inpatients develop a hospital-acquired infection, annually costing New Zealand hospitals $50 to $85 million.

HOW EAGLE CAN ASSIST ACHIEVING SDG 3
- Eagle's ongoing scientific research into the cross-contamination potential of disposable gloves.
- Eagle Sensitive nitrile gloves shown to reduce the cross-contamination risk of pathogens such as Norovirus, Hepatitis A, and Listeria monocytogenes.

EAGLE PROTECT'S GOALS
- Through the use of quality nitrile gloves, by 2022:
- Reduce the annual impact of foodborne illness by 225 deaths and 9,600 hospitalisations in the U.S.
- Assist in the reduction of hospital-acquired infection and the subsequent cost to the NZ medical sector
- Discontinue sales of vinyl gloves globally

[1] *UN Resolution 70/1: Transforming our World: the 2030 Agenda for Sustainable Development*



SDG 8: DECENT WORK & ECONOMIC GROWTH

Target 8.7: Take immediate and effective measures to eradicate forced labour, end modern slavery and human trafficking, and secure the prohibition and elimination of the worst forms of child labour, including recruitment and use of child soldiers, and by 2025 end child labour in all its forms.

Target 8.8: Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, & those in precarious employment.

CURRENT GLOVE INDUSTRY ISSUES

A recent report by the BMA[2] has highlighted that disposable glove manufacturing should be considered at high risk of labour rights abuse, including child and forced labour, workers subjected to harmful chemicals, and extreme health and safety violations.

HOW EAGLE CAN ASSIST ACHIEVING SDG 8

- Eagle is Child Labor Free (CLF) certified through independent audits
- Eagle Supplier Code of Conduct measures labour conditions, environmental impact & quality control.
- Full supply chain transparency to assess all Eagle products life cycle.
- Raw material verification of gloves - no chemical threat to factory workers or migration to glove wearers.

EAGLE PROTECT'S GOALS

- Identify any negative work or economic effects on those involved in the supply chain, and provide solutions to address and measure these.
- Increase number of CLF certified factories.



SDG 12: RESPONSIBLE CONSUMPTION & PRODUCTION

Target 12.5: By 2030, substantially reduce waste generation through prevention, reduction, recycling and reuse

Target 12.6: Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle.

CURRENT GLOVE INDUSTRY ISSUES

Glove consumption can be excessive due to poor quality gloves failing, and dispensing and processes in place.

Globally 300 billion disposable gloves are manufactured each year. With around 60% of those used in the U.S., and over 120 Million used in New Zealand's hospitals, there is an opportunity for substantial waste reduction.

HOW EAGLE CAN ASSIST ACHIEVING SDG 12

- Review of glove type, dispensing and processes to reduce glove consumption.
- By swapping from vinyl and thicker, poorer quality latex and nitrile gloves to thinner and better engineered nitrile gloves.
- Work with glove manufacturers to continually improve manufacturing standards and raw materials formulation used during production, to produce stronger yet thinner gloves.

EAGLE PROTECT'S GOALS

- Reduce glove and packaging waste by 20% through reduced glove usage (better quality, less failure) and corresponding disposal waste.
- Provide our customers with personalised environmental impact savings focusing on waste and disposal, water and CO_2.
- Develop recycling initiatives.
- Continue our leadership in the sustainable community & dedication to the B Corp certification.

[2] https://www.bma.org.uk/collective-voice/influence/international/global-justice/fair-medical-trade/medical-gloves-report



Products and Suppliers

Eagle Protect and Eagle Protect PBC focus on supplying the highest quality disposable products for food, medical, dental, industrial and related industries. With a commitment to ethical sourcing and environmental stewardship, we are resolute in our drive to improve food safety through the products that protect people. In 2017 we focused our efforts on the quality and transparent supply of disposable products as important factors in achieving food safety goals and reducing both food borne illness and waste production.

Product Research
In order to achieve the goal of improving the health and well being of our communities through food safety, we needed to understand more about the environments in which bacterial growth and cross contamination occur during the use of personal protective equipment. As a B Corp, we are always striving for improvement, so it was an easy decision to really investigate the science behind gloves and the bacteria we are protecting ourselves and others from.

Throughout 2017 we collaborated with international food safety expert Barry Michaels, furthering research investment into the science of disposable glove composition and their effect on cross-contamination and food safety. The results have

been clear - the quality of both materials and manufacturing processes has a significant impact on a glove's ability to provide effective protection from bacteria and cross-contamination.

Vinyl (polyvinyl chloride, or PVC) gloves in particular are of concern, as their molecular structure means the combination of reduced flexibility and increased permeability results in gaps in the physical glove barrier where micro organisms can cross over and contamination can occur. Banned in Japan and in many EU countries due to health concerns from exposure to phthalates and other toxic chemicals, vinyl gloves are still used in large quantities in the US and New Zealand. While Eagle's current range of vinyl gloves are phthalate, DINP and DEHP free, we now recommend these gloves are for intermittent use only and not for contact with food.

With research backing by Barry Michaels, it is our intention to discontinue supply of Eagle Vinyl gloves into the food safety market in the US and New Zealand in early 2018, as there is overwhelming evidence to support our own findings that vinyl is not a safe barrier protection for either wearer or food consumer. We are passionate about improving glove education among the industries we serve, to empower our stakeholders to make more sustainable decisions that protect themselves, their customers, and the environment also.

Quality

Supplier consistency is essential for reliable glove quality, performance and transparency.

To provide the end users of our products reassurance that they are receiving quality gloves made from the same raw materials every time, in 2017 Eagle introduced its own Fingerprint Checked (FPC) process to confirm the consistency and quality of the raw materials used in glove production. Suppliers are required to provide evidence of the consistency of their methods of production, to insure against the risks of contamination or change in raw materials during manufacturing.

This initiative is expected to be fully implemented in 2018 and forms part of our mission to improve the products and services that protect people.

Suppliers

As part of our commitment to supplying only the highest quality products, we are part of a global supply chain that is integral in helping us meet our mission. Eagle suppliers are based in China, Thailand, Malaysia, Taiwan, Italy, the UK, and New Zealand.

Understanding where our products are made, by whom, under what conditions, is vital to the sustainability of our business, and crucial to our ongoing goal of improving people's lives on both sides of the glove.

By supporting both local and international manufacturers that operate ethically, employ safe work practices for workers, foster healthy communities, and use production practices that reduce environmental impact, we are using the power of our business as a force for good. We look for suppliers that align with our values and support diversity and inclusion. Our Supplier Code of Conduct and Preferred Suppliers Policy inform our decisions to purchase goods and services from organisations that operate in a sustainable, ethical and inclusive manner.

We visit all of our factories around the world regularly, checking on product quality, staff conditions, pay, and environmental impact of sites. We also carry out our own internal audits, require our suppliers to sign our Supplier Code of Conduct, and have left factories that haven't met our standards even though it has meant taking a hit through higher costs.

Child Labor Free

2016 saw the formalisation of a partnership with Child Labor Free, a global certification system that independently inspects and analyses supply chains for the use of child labour, and, over and above our Supplier Code of Conduct and own Eagle audits, performs independent factory audits and assessments of labour and environmental conditions.

We were awarded Child Labor Free certification to the manufacturing level for a specific range of products in 2017, and the journey continues as we constantly look towards greater transparency throughout our supply chain.

Eagle has made a conscious decision become Child Labor Free certified because it is important to us that we have third-party verification in behind our own Supplier Code of Conduct requirements around worker rights and child labour. For more information visit www.childlaborfree.com



Child Labor Free



Environment

The disposable glove industry generates a significant amount of waste throughout the supply chain. With around 36 billion gloves used globally each year in the food sector alone [3], the reduction of waste created by the production, use and disposal of gloves is crucial, and is one of our strategic goals for 2018 and beyond.

Eagle is committed to responsible environmental stewardship. We continually work to find solutions to minimising the negative impact of our products on the planet, and recognise that at present the majority of single-use consumables end up in landfill. We are actively seeking alternatives to this at the end-of-life stage, and we also focus on making sure that the quality of our products means doing more with less, thus reducing quantities required for any given task.

We have continued to work on reducing our environmental footprint in 2017, and we have:
- Maintained long-standing partnerships with suppliers who share our vision for safe work practices, quality materials and environmentally aware production
- Partnered with suppliers to develop fit for purpose products that are made from quality raw materials and packaged more efficiently to reduce product failure and associated wastage
- Assisted customers to reduce their own footprint through provision of on-site product reviews to ensure products are used efficiently and waste is reduced. One customer who supplies to a global food chain moved from a bulky glove to better quality lighter glove, subsequently reducing waste consumption
- Developed a nitrile glove that uses 30% less raw materials and packaging than a standard nitrile glove. This is due for release in 2018, and will give customers greater glove choice and environmental impact reduction.
- Developed a waste calculator to assist glove users in making more sustainable choices when choosing which type of gloves to buy - measuring glove and packaging waste weight, water consumption savings, and metric tonnes (MT) of CO_2 saved. Our goal for 2018 is to improve and share this tool so that customers are able to measure their own impacts of consumption on the environment.
- Continued with a glove dispenser design project to find a more sustainable method of production - this did not yield the results hoped for and continues in 2018.

[3] https://www.bma.org.uk/collective-voice/influence/international/global-justice/fair-medical-trade/medical-gloves-report

Recycling Trial

We made progress with our involvement in a trial plastics recycling project in New Zealand. In 2016 we collaborated through support and product expertise with one of our major end users and Envirowaste on a project to increase the capture, sorting and recycling of our disposable gloves and clothing. These products are made primarily of LDPE (Low Density Polyethylene), non-woven Polyethylene, Latex Rubber and Nitrile Rubber).

In 2017 we funded the manufacture and installation of over 100 collection points, so that our LDPE product can be more easily separated at the point of collection and then transferred to wash plants before being exported for recycling. At the end of 2017 just under 14 tonnes of LDPE had been diverted from landfill and recycled, and the project is continuing into 2018.



Office

In 2017 we continued to operate our head offices responsibly by thoughtful use of products and materials, sourced sustainably and disposed of through our separated waste streams to maximise recycling. We added 2 new recycling waste streams to our NZ Head Office - a take back scheme for used NZ Post Courier bags, and began a donation box with The Misprint Co, to re-purpose our used, one-sided non-confidential waste paper into notebooks.

Our premises in New Zealand and South Lake Tahoe are leased. At Eagle HQ in Christchurch, energy use is monitored through our provider, from renewable sources. In 2016 we used 15278 kWh and in 2017 used 20096 kWh. We think the addition of some security lighting measures may be partly responsible for this increase and while this is necessary for the safety of our people, we are investigating alternative lighting options to reduce energy use in this area.

We introduced our Eagle Travel Plan to staff in 2016 with gear lockers, shower facilities and cycle security either provided or upgraded, as well as information on carpooling options for those who still choose to travel by car. We also reduced our company vehicle fleet by one vehicle and replaced this with a bicycle, saving an estimated 3.25 tons of CO2 emissions[4] in 2017. We have set a goal in 2018 to begin measuring our carbon emissions for corporate travel.



Image: https://misprint.co

[4] http://rightcar.govt.nz/vehicle-detail.html?q=32829



People

Attracting and retaining the best talent is key to Eagle's success. At the end of 2017 there were 16 Eagles globally including staff in New Zealand, Canada and the US. Our average length of tenure is over 5 years, with a retention rate of 93%. Outside of New Zealand we now have 6 staff, with one remote but very connected team member now based in Vancouver, Canada, and 5 Eagles based in California. We utilise several media platforms to connect via video and teleconferencing, which minimises the need for corporate travel and maximises collaboration no matter the distance.

16 - Eagle team
5 - years average tenure
93% - retention rate
2 - weeks fully paid partners leave
4 - weeks annual leave (including our US team)
81 - % employee satisfaction rate (2017),
85% - of staff undertook professional development and skills based training
1 - Eagle volunteer canine (Eddie the Schnauzer)
$250 - Health and Wellness grant available annually

Culture and Engagement
 As a B Corp, we know that in order to 'be the change we wish to see in the world', first and foremost we must start with our relationships with others, and a commitment to creating an environment and culture where our people are excited about coming to work. Our mission to improve the products and services that protect people would not be possible without a passionate and dedicated team. We strive to create and sustain a supportive, positive workplace where our people feel valued, inspired and motivated to excel.

We offer workplace flexibility and remote working where practicable. In 2016 we supported one employee to relocate across hemispheres and work remotely from home to support work/life balance, this has continued in 2017. We offer 4 weeks of annual leave, with 18 weeks of paid parental leave available through our NZ government as standard. We also provide two weeks fully paid partners' leave as a company.

Eagle values and supports the health and wellness of our team. Our Health and Wellness Grant gives employees up to $250 annually to pursue a 'stretch' goal towards improving an aspect of health and well being. Our goal for 2016 was a 30% increase in uptake of the grant – we did not reach this goal despite participation in qualifying activities such as running events, and this has prompted a re-think of our policy in 2017 to better serve our people, we have asked ourselves the question - what are the barriers to taking up this goal? We have revised the delivery of this and continue to advocate for its uptake to assist our team to meet their own personal goals.

Development - Forever Learning
Investing in our people's skills and capabilities is a key component of building an innovative and sustainable business. Our people are our biggest asset, and the ability of Eagle to achieve our strategic goals relies in part on the professionalism, knowledge and drive to succeed which we foster with support for ongoing professional development.

In 2017 we supported our staff to pursue further learning opportunities that were both formal and informal. 20% of our staff pursued knowledge through external professional development opportunities, while 85% took part in internal trainings on both core and cross-job skills. We utilise external trainers, workshops, online software based packages, and informal lunch and learn sessions as opportunities for growth.

Community

In 2017 Eagle supported our local communities in a variety of ways, through a mixture of team and individual volunteering, pro bono work, monetary and product donations. We offer our people 8 hours of paid leave annually for volunteering, and our team are also involved in their local communities in many other ways outside of work hours. Here's where we gave our time in 2017;

- Community tree planting days
- Kitchen assistance for homeless community dinners in Christchurch
- SPCA Dog Squad visiting the elderly – our honorary Eagle Eddie the Schnauzer was the real star here!
- Kitchen assistance for a non-profit organisation, providing weekly meals to those in need in the South Lake Tahoe community
- Pro-bono accounting services
- Support for community/domestic family services in South Lake Tahoe




We have noticed a change in the direction of our volunteering hours over the last year, with an increase in individual over team volunteering. As a small team running an online business, getting everyone together to take part in group volunteering at the same time is often a challenge, and we recognise employee buy-in and motivation is crucial to the long-term sustainability of a dedicated volunteering programme. With the majority of employees based out of our Christchurch and South Lake Tahoe offices, in 2018 we will continue to support both individual and team volunteering on projects that fit with our values and make a difference to our community and local environments.

In 2017 Eagle made NZD $9,904 in direct donations and products to charitable organisations including Help for the Homeless (NZ), The Cerebral Palsy Society (NZ), The American Cancer Society and the Dining Safety Alliance (US). We also donated product to in need communities in the Pacific Islands with help from social enterprise Take My Hands. Community support for public events totalled $5,750 and included sponsorship of the Social Enterprise World Forum 2017 in Christchurch.



70% gave time to volunteer
25% took paid leave from work
101 volunteer hours donated 2016
92 hrs donated 2017

Goals and Progress

At Eagle we focus every day on how we can be better, for our customers, staff, community and the environment. Sometimes there are diversions and re-routing to negotiate on the road to achieving our mission and strategic goals. Getting the balance right is key, and we continue to set goals for ourselves in this pursuit of improvement. Here you can see what we said we'd do, our progress towards meeting them, and what we want to achieve in 2018 and beyond.

Progress

Community	2016	2017 Goal	2017 Actual
Volunteering Hours	102	110	92
Charitable Donations	NZD$6,550	Not Set	NZD$9,904

Environment	2016	2017 Goal	2017 Actual
Energy Reduction	15,278kWh	14,000kWh	20,096kWh
Waste stream/packaging review	Initiate	Achieve	In progress
More efficient dispensing options	Research	Implement	In progress
Recycling of Eagle product	Research	Commence trials	In progress
Eagle Travel Plan and Policy	Achieved	Monitor	Achieved
Child Labor Free certification	Commence	In progress	Achieved

People	2016	2017 Goal	2017 Actual
Eagle Health Grant uptake	0	>30%	<10%
Professional Development Hours	20	28	>35

Governance	2016	2017 Goal	2017 Actual
Sustainability Reporting Framework - Refine	In Progress	SDG inclusion	Achieved

Eagle Strategic Goals
- **Sustainability**: Reduce glove consumption and packaging waste by better product choice and processes.
- **Food Safety**: reduce 50% of US glove related Foodborne Illness by 2022
- **Supply Chain**: Full Supply Chain transparency from factory to food handler

2018 Goals

Planet

- Continue the evolution of Eagle products to be more sustainable, be better quality which require less usage, are better environmentally and for the glove wearer.
- Discontinue sale of Vinyl gloves to NZ and US markets in 2018
- Finalise and implement Fingerprint Checked process for glove raw material verification
- Begin measurement of GHG emissions for supply chain and company travel
- Energy reduction target for Eagle HQ set at 18,000kWh
- Progress with recycling initiatives of Eagle products (this is a long term goal)
- Develop glove dispenser options that are more sustainable

- **People**
- 100% staff taking part in development to further learning and career opportunities
- Support learning by teaching, and promote internal collegial teaching sessions in 2018
- Adjust Eagle Health Grant framework to be more easily accessible for all
- >50% of staff taking paid leave from work to volunteer on projects that inspire them
- Continue to carry out team community volunteering events in both NZ and US offices in 2018





Child Labor Free™



Eagle's single-use consumables offer physical & reputational protection for our busy, dirty 🌍. Our products may be disposable and number in the multi-millions but every single 1 needs to perform PERFECTLY in a high-risk environment. To meet these rigorous demands and ensure constant improvement, we visit and review all our international ✈ suppliers every year. In your complex 🌍, we work hard to MASTER THE 'ART OF EASY! Mediocrity is not our style. CURIOSITY is. We believe in honest dealings, fair pricing and assisting everyone connected to our business to prosper.



Eagle Protect
2B Lock Crescent, Hillsborough,
Christchurch, 8022, New Zealand.

DDI: +64 (0)800 633 468
E: info@eagleprotect.co.nz
W: www.eagleprotect.co.nz

Eagle Protect PBC
3079 Harrison Avenue, Suite #21, South
Lake Tahoe, California 96150, USA.

DDI: +1 800 384 3905
E: info@eagleprotect.com
W: www.eagleprotect.com